UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2013.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ____________

Commission file number 1-4422

  Full title of the plan and address of the plan, if different from that of issuer named below:

ROLLINS, INC.

ROLLINS 401(k) PLAN

  Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

ROLLINS, INC.

2170 PIEDMONT ROAD, N.E.

ATLANTA, GA 30324

Rollins 401(k) Savings Plan

Financial Statements

December 31, 2013 and 2012

Contents

Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits	4
Statement of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6 –14

Supplemental Schedule:	15
Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year)	16

Signatures	17

Ex-23.1 Consent – Independent Registered Public Accounting Firm

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the

Rollins 401(k) Savings Plan

Atlanta, Georgia

We have audited the accompanying statements of net assets available for benefits of the Rollins 401(k) Savings Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Windham Brannon, P.C.

Atlanta, Georgia

June 23, 2014

Rollins 401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
ASSETS
INVESTMENTS, at fair value:
Mutual funds	$189,557,490	$147,951,019
Rollins, Inc. Common Stock	134,661,039	104,898,445
Synthetic Guaranteed Investment Contract	64,388,345	66,244,539
Total Investments	388,606,874	319,094,003

RECEIVABLES:
Employee contribution receivable	268,858	254,920
Employer contribution receivable	1,900,160	1,797,762
Notes receivable from participants	8,556,565	8,056,726
Total Receivables	10,725,583	10,109,408

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	399,332,457	329,203,411
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT	(922,738)	(4,724,730)
NET ASSETS AVAILABLE FOR BENEFITS	$398,409,719	$324,478,681

The accompanying notes are an integral part of these financial statements.

4

Rollins 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

for the Year Ended December 31, 2013

ADDITIONS
Investment Income:
Net change in fair value of mutual funds	$37,633,580
Net change in fair value of Rollins, Inc. Common Stock	37,895,062
Net change in contract value of Synthetic GIC	1,962,976
Dividend income on Rollins, Inc. Common Stock	1,677,143
Total Investment Income	79,168,761

Interest income on notes receivable from participants	420,138
Contributions:
Participants	21,345,694
Employer	7,786,090
Rollovers	1,502,024
Total Contributions	30,633,808
Total Additions	110,222,707

DEDUCTIONS
Distributions to participants	35,879,324
Participant transaction charges	90,882
Total Deductions	35,970,206

NET INCREASE IN NET ASSETS	74,252,501

TRANSFER OF ASSETS OUT OF THE PLAN	(321,463)

NET ASSETS AVAILABLE FOR BENEFITS: BEGINNING OF YEAR	324,478,681
END OF THE YEAR	$398,409,719

The accompanying notes are an integral part of these financial statements.

5

Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

1.	DESCRIPTION OF PLAN

The following brief description of the Rollins 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan, as amended and restated, is a defined contribution plan covering all employees of Rollins, Inc. (the “Company”), and its subsidiaries that participate in the Plan. The exceptions are for those who are members of a collective bargaining unit, or employees of PCO Services, Inc. (the Company’s Canadian subsidiary), Western Industries-North, LLC, Western Industries-South, LLC and Waltham Services, LLC union employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Plan administrator has the discretion to provide transfers to and from defined contribution plans maintained by related companies. This provision is intended primarily to facilitate periodic transfers to and from the Western Industries Retirement Savings Plan (“Western Plan”) and Waltham Services, LLC Tax-Favored Employees’ Savings Plan (“Waltham Plan”), without requiring participant elections, but may also apply to other 401(k) plans acquired in other acquisitions.

The Plan has designated the Plan investment fund invested primarily in Rollins, Inc. Common Stock as an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code (the “Code”). The Administrative Committee may allow participants to elect to receive dividends on Rollins, Inc. Common Stock in cash as taxable compensation or to have such dividends paid to the Plan and reinvested in Rollins, Inc. Common Stock with taxes deferred. Participants may exercise voting, tendering and similar rights with respect to shares of Rollins, Inc. Common Stock held in their accounts under the Plan agreement.

Effective January 1, 2013, the Plan’s name changed from Rollins 401(k) Plan to Rollins 401(k) Savings Plan.

Eligibility

Employees are eligible to participate in the Plan on the first day of the quarter on or following the completion of three months of service for full time employees and following one year of service and 1,000 hours for non-full time employees, as defined in the Plan.

The Company may establish different eligibility requirements and enrollment procedures with respect to employees who are employed as a result of a corporate transaction.

6

Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

Contributions

Eligible employees are automatically enrolled in the Plan, and pre-tax contributions are withheld at 3% of eligible compensation unless the employee elects differently. Participants may contribute from 1% to 75% of their compensation to the Plan via payroll deductions, except for highly compensated employees who may contribute from 1% to 7% of their compensation. Contributions by participants are not to exceed the annual maximum limitations of the Code, which for 2013 was $17,500. Participants age 50 or older may also make additional “catch-up” contributions limited to $5,500 in 2013. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollovers).

The Company provides a matching contribution to participants equal to 50 cents for every dollar a participant contributes that does not exceed 6% of their annual eligible compensation. The Company matching contributions are made at the end of each calendar quarter. In order to receive the Company match, the participant must be actively employed on the last day of the calendar quarter. For the year ended December 31, 2013, the Company contributed approximately $7.8 million in matching contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollovers, the Company’s contributions and earnings on the investments in their account and is charged with specific transaction fees. Participants direct the investment of their contributions and the Company’s contribution into various investment options offered by the Plan. The Plan currently offers a synthetic guaranteed investment contract, eleven mutual funds, and the Company’s common stock as investment options for participants. Participants may change their investment options on a daily basis. The default investment fund is selected by the Administrator. The Administrator has elected GoalMaker (an asset allocation model based on the participant’s expected retirement date which includes various fund options offered by the Plan) as the default investment option. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Approximately 12% of participants are no longer employees of the Company.

Notes Receivable from Participants

The Plan provides for loans to participants up to the lesser of 50% of the individual participant’s vested account balance of employee contributions plus actual earnings thereon or $50,000. Principal and interest are paid ratably through payroll deductions. A participant’s loan payments of principal and interest are allocated to their account and invested according to their current investment elections. Loan terms range from 1 to 5 years.. Participant loans are secured by the balance in the participant’s account and bear interest at a rate equal to prime plus 2%. Interest rates are updated quarterly. The update takes place on the last business day of the calendar quarter effective for loans made on or after the first business day of the subsequent quarter. Participants may only have one loan outstanding at a time.

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Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

Vesting

Participants are vested immediately in their contributions and in their share of the Pension Restoration Contributions, plus actual earnings thereon. Participants who previously participated in predecessor plans may be subject to different vesting schedules. Participants vest in Company matching contributions plus actual earnings thereon based on the following schedule:

Vested Percentage
Years of service:
Less than two	0%
Two, but less than three	20%
Three, but less than four	40%
Four, but less than five	60%
Five, but less than six	80%
Six or more	100%

Forfeitures

Forfeited non-vested accounts are used to reduce employer contributions. Total forfeitures used to reduce employer contributions were $679,078 in 2013. Forfeited non-vested accounts were $209,747 and $180,874 at December 31, 2013 and, 2012, respectively.

Payment of Benefits

Upon retirement, death, total and permanent disability, or termination for any reason, the participant or their beneficiary may receive the total value of their vested account in either a lump sum distribution, a rollover of assets into another qualified plan, or in systematic distributions.

A participant may also elect to withdraw all or a portion of his or her account at any time through hardship provisions as defined by the Code and subject to approval by the Company. After a hardship withdrawal, a participant may not make any contributions into their account for a period of six months.

Participants who are active employees may withdraw all or a part of their accounts, including the Company matching contributions, upon reaching age 70 1/2 or upon becoming disabled.

The Plan provides that if an employee terminates employment and their vested account balance in the Plan is more than $1,000 but not more than $5,000, and they do not elect either to receive or roll over a single lump-sum payment, their account will be rolled over into an Individual Retirement Account (“IRA”).

8

Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

Participant Transaction Charges

All loan fees, investment transaction fees, and recordkeeping fees are paid by participants in the Plan. Loan fees are charged directly to the participant requesting the loan. Transaction and recordkeeping fees are netted with appreciation/depreciation in fair value in each participant’s account. The Company paid all other administrative expenses of the Plan during 2013.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Because the synthetic guaranteed investment contract (GIC) is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the synthetic GIC because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions made under the contract, plus earnings, and less participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the synthetic GIC.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Administrative Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers, custodians, and insurance company. See Note 4 for discussion of fair value measurements.

9

Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

Securities transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Investment income includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are carried at their unpaid principal balance. Interest income is recognized when received, primarily per pay period. As delinquent participant notes 90 days past the due date are recorded as distributions based on the terms of the Plan agreement, no allowance for credit losses has been recorded as of December 31, 2013 or 2012.

Benefit Payments

Benefit payments are recorded when paid.

3.	INVESTMENTS

Investments at December 31, 2013 and 2012 that represent 5% or more of the Plan’s net assets are as follows:

	2013	2012
Mutual Funds:
Franklin Growth Adv	$41,045,314	$31,478,946
Oakmark Equity and Income Fund	30,775,621	25,056,818
Vanguard Windsor II Admiral Fund	26,867,532	20,201,125
PIMCO Total Return Institutional Fund	21,830,093	22,642,702
American EuroPacific Growth	21,817,113	16,270,335
Common Stock:
Rollins, Inc. Common Stock	134,661,039	104,898,445
Synthetic Guaranteed Investment Contract:
Prudential Guaranteed Fund-Rollins, Inc.	64,388,345	66,244,539

The Plan invests in various investment securities, which are exposed to various risks such as interest rate, market, and credit risks. The fair value of investment securities fluctuates, and it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the participant account balances and the amounts reported in the statements of net assets available for benefits.

10

Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

4.	FAIR VALUE MEASUREMENTS

Generally accepted accounting principles establish a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three levels. The fair value hierarchy gives the highest priority to quoted market prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Level 2 inputs are inputs from quoted market prices in active markets for similar assets and liabilities, which are observable for the asset or liability, either directly or indirectly. The Plan uses Level 1 inputs when available as Level 1 inputs generally provide the most reliable evidence of fair value.

Certain investments are reported at fair value on a recurring basis in the statements of net assets available for benefits.  The following methods and assumptions were used to estimate the fair values.

Mutual funds and common stock – These investments consist of various publicly-traded mutual funds and common stock and are categorized as Level 1. The fair values are based on quoted market prices for the identical securities.

Synthetic GIC –The synthetic GIC is a wrap contract paired with underlying investments which are owned by the Plan. The underlying investments consist of high-quality, intermediate fixed income securities. The wrapper contract relating to the synthetic GIC was purchased through Prudential Bank & Trust, FSB, and has a fair value of $0 at both December 31, 2013 and 2012, based on the expected replacement cost of the contract. The trust’s crediting interest rate on the synthetic GIC is determined using an explicit formula specified in the interest schedule within the synthetic GIC contract. The rate is reset every six months. The average yields on the synthetic GIC based on actual earnings and interest rate credited to participants for the years ended December 31, 2013 and 2012 are as follows:

	2013	2012
Based on actual earnings	2.4%	1.5%
Based on interest rate credited to participants	3.0%	3.4%

This investment is categorized as a Level 2 asset as the fair value is determined using observable inputs including the average earnings yield, which is comparable to similar securities.

11

Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

Fair value information for investments that are measured on a recurring basis was as follows at December 31, 2013 and 2012:

	Fair Value Measurements at December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large blend funds	$5,076,017	$—	$—	$5,076,017
Mid-cap value funds	18,058,069	—	—	18,058,069
Foreign large blend fund	21,817,112	—	—	21,817,112
Intermediate term bond fund	21,830,097	—	—	21,830,097
Large growth fund	41,045,314	—	—	41,045,314
Large value fund	26,867,531	—	—	26,867,531
Moderate allocation fund	30,775,621	—	—	30,775,621
Small growth fund	14,754,402	—	—	14,754,402
World stock fund	9,333,327	—	—	9,333,327
Rollins, Inc. Common Stock	134,661,039	—	—	134,661,039
Synthetic Guaranteed Investment Contract	—	64,388,345	—	64,388,345
Total investments, at fair value	$324,218,529	$64,388,345	$—	$388,606,874

	Fair Value Measurements at December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large blend funds	$3,594,130	$—	$—	$3,594,130
Mid-cap value funds	12,360,441	—	—	12,360,441
Foreign large blend fund	16,270,335	—	—	16,270,335
Intermediate term bond fund	22,642,705	—	—	22,642,705
Large growth fund	31,478,946	—	—	31,478,946
Large value fund	20,201,125	—	—	20,201,125
Moderate allocation fund	25,056,818	—	—	25,056,818
Small growth fund	8,908,703	—	—	8,908,703
World stock fund	7,437,816	—	—	7,437,816
Rollins, Inc. Common Stock	104,898,445	—	—	104,898,445
Synthetic Guaranteed Investment Contract	—	66,244,539	—	66,244,539

Total investments, at fair value	$252,849,464	$66,244,539	$—	$319,094,003

5.	INCOME TAX STATUS

The Plan received a determination letter from the Internal Revenue Service dated January 25, 2011, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter; however, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and has no income subject to unrelated business income tax. Therefore, the Plan Administrator believes that the Plan, as amended, is qualified and the related trust is tax exempt. The Plan’s income tax returns for the past three years are subject to examination by taxing authorities and may change upon examination.

12

Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

6.	TRANSACTIONS WITH PARTIES-IN-INTEREST

At December 31, 2013 the Plan held approximately 4.4 million shares of Rollins, Inc. common stock; whereas at December 31, 2012 the plan held approximately 4.8 million shares of Rollins, Inc. common stock. The fair value of the Plan’s investment in Rollins, Inc. Common Stock at December 31, 2013 and 2012 was approximately $134.7 million and $104.9 million, respectively. During 2013, the Plan received approximately $1.7 million in dividends on Rollins, Inc. Common Stock, which was used to purchase additional shares of that stock.

At December 31, 2013 and 2012, the Plan investments include a synthetic GIC that is managed directly by Prudential Retirement Insurance and Annuity Company. Prudential Retirement Insurance and Annuity Company and Prudential Bank & Trust F.S. Bare the custodians as defined by the Plan; therefore, transactions in this security qualify as party-in-interest transactions.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2013 and 2012:

	2013	2012
Total net assets available for benefits
per the financial statements	$398,409,719	$324,478,681
Less: current year employer and employee receivables	(2,169,018)	(2,052,682)
Add: adjustment from contract value to fair value for fully benefit-responsive synthetic GIC	922,738	4,724,730
Total net assets available for benefits
per the Form 5500	$397,163,439	$327,150,729

13

Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

The following is a reconciliation of the total increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2013:

2013
Increase in net assets available for benefits per the financial statements	$73,931,038
Less: current year employer and employee receivables	(2,169,018)
Add: prior year employer and employee receivables	2,052,682
Add: adjustment from contract value to fair value for fully benefit-responsive synthetic GIC at end of year	922,738
Less: adjustment from contract value to fair value for fully benefit-responsive synthetic GIC at beginning of year	(4,724,730)
Increase in net assets available for benefits per the Form 5500	$70,012,710

14

Supplemental Schedule

15

ROLLINS 401(k) SAVINGS PLAN

EIN: 51-0068479     Plan No: 002

FORM 5500, SCHEDULE H, Part IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2013

	(b)
	Identity of Issue,	(c)
	Borrower,	Description of	(e)
(a)	Lessor, or Similar Party	Investment	Current Value

		Mutual Funds:
	Pimco Institutional Funds	Pimco Total Return Institutional Fund	$21,830,093
	Victory Funds	Victory Small Company Opp Funds	1,943,313
	Vanguard Funds	Vanguard Windsor II Adm Fund	26,867,532
	Vanguard Funds	Vanguard 500 Index Signal	5,076,016
	T. Rowe Price Funds	T Rowe Price New Horizons Fund	14,754,402
	Goldman Sachs Funds	Goldman Sachs Mid Cap Value A Fund	12,760,070
	American Funds	Capital World G/I R4	9,333,327
	American Funds	American Europacific Growth R4 Fund	21,817,113
	Oakmark Funds	Oakmark Equity & Income Fund	30,775,621
	Franklin Funds	Franklin Growth Adv	41,045,314
	Morgan Stanley Funds	Inst Mid-Cap Growth I	3,354,689
*	Rollins, Inc.	Common Stock	134,661,039
*	Prudential	Prudential Guaranteed Fund-Rollins, Inc.	64,388,345
*	Participant Loans	Interest rates ranging from 4.25% to 10.25%	8,556,565

			$397,163,439

*	Indicates a party-in-interest to the Plan.

16

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROLLINS 401(k) Savings Plan
(Registrant)

Date: June 26, 2014	By:	/s/ Henry Anthony
Henry Anthony
Vice President, Rollins, Inc. Human Resources

17

INDEX OF EXHIBITS

Exhibit Number

(23.1)	Consent of Windham Brannon, P.C., Independent Registered Public Accounting Firm.

18